UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CytRx Corporation

(Name of Issuer)

Common Stock, Par value $0.001 per share

(Title of Class of Securities)

232828608

(CUSIP Number)

Patrick Soon-Shiong, M.D.

ImmunityBio, Inc

9922 Jefferson Boulevard

Culver City, California 90232

(310) 883-1300

With a copy to:

Martin J. Waters

Daniel R. Koeppen

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232828608

1.	Names of Reporting Persons Patrick Soon-Shiong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,969,697 (See Item 4(a) below)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1,969,697 (See Item 4(a) below)
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,969,697 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

(1)

This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement 1,969,697) by (b) the number of shares of the Issuer’s common stock outstanding on May 14, 2019 (33,637,501), based on information publicly disclosed by the Issuer.

CUSIP No. 232828608

1.	Names of Reporting Persons ImmunityBio, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,969,697 (See Item 4(a) below)
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1,969,697 (See Item 4(a) below)
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,969,697 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) CO

(1)

This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement 1,969,697) by (b) the number of shares of the Issuer’s common stock outstanding on May 14, 2019 (33,637,501), based on information publicly disclosed by the Issuer.

Explanatory Note

This Schedule 13G is filed to report the Reporting Persons’ (as defined below) ownership of shares of common stock, $0.001 par value per share, of CytRx Corporation (the “common stock”). The Reporting Persons’ current beneficial ownership of the common stock is set forth on the cover page hereto.

Item 1.

(a)	Name of Issuer:

CytRx Corporation

(b)	Address of Issuer’s Principal Executive Offices:

11726 San Vicente Blvd, Suite 650

Los Angeles, California 90049

Item 2.

(a)	Name of Person Filing:

Patrick Soon-Shiong, M.D. and ImmunityBio, Inc. (“IB”). Dr. Soon-Shiong, through affiliated entities (Cambridge Equities, LP, MP 13 Ventures, LLC, California Capital Equity, LLC, Nantworks, LLC, and NantBio, Inc.) indirectly owns a majority-in-interest of the voting and dispositive power of IB. Dr. Soon-Shiong is also the sole member of the board of directors of IB. Each of IB and Dr. Soon-Shiong may be referred to herein as a “Reporting Person.”

(b)	Address of Principal Business Office or, if none, Residence:

9920 Jefferson Blvd

Culver City, California 90232

(c)	Citizenship:

Dr. Soon-Shiong is a U.S. citizen. IB is a corporation organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

232828608

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,969,697 shares of common stock

(b)	Percent of class:

5.9%

The ownership percentage above is calculated by dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement (1,969,697) by (b) the number of shares of the Issuer’s common stock outstanding on May 14, 2019 (33,637,501), based on information publicly disclosed by the Issuer.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,969,697 shares (1)

(ii)	Shared power to vote or to direct the vote

None

(iii)	Sole power to dispose or to direct the disposition of

1,969,697 shares (1)

(iv)	Shared power to dispose or to direct the disposition of

None

(1)	Consists of 1,969,697 shares of Common Stock held of record by IB as of June 6, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2019

PATRICK SOON-SHIONG

By:	/s/ Patrick Soon-Shiong
Name: Patrick Soon-Shiong

IMMUNITYBIO, INC.

By:	/s/ Charles Kim
Name: Charles Kim
Title: General Counsel